Exhibit 99.126

NexTech Showcases its Tech Stack and Resumes Trading

New York, NY – Toronto, ON –February 18th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce and AR learning applications, has resumed trading and releases an unprecedented behind the scenes video showing the company’s full technology stack, go-to-market strategy, customer journey, product offering, marketing automation and sales cycle.

In response to the “short and distort” report by Hindenburg research the company has taken the following steps to keep its shareholders informed of the facts:

-Evan Gappelberg CEO of NexTech takes apart the Hindenburg report:

SEE VIDEO

-The team at NexTech lays out the bull case by showing the company’s considerable technology stack, which sets the company up for substantial AR revenue growth in 2020 and beyond.

SEE VIDEO

The company has also alerted IIROC of suspicious “short” trading activity just prior to the misleading “short and distort” report.

The company has been talking with OTC Markets about how to stop the spamming of its USA stock ticker NEXCF by advertisements from law firms. The company views these press releases as harassment and part of the “short and distort” scare tactics to push the company’s stock down.

The company is unaware of any lawsuit from any of the law firms and has received no notice of such.

Evan Gappelberg, CEO of NexTech comments. “We have taken the long weekend to prepare the above videos for our shareholders which we believe put to bed any questions from the “short and distort” report. He continues “We are building a fast-growing technology company with multiple business segments all seamlessly blending together creating what we believe to be a major force in the AR/VR industry”.

Kashif Malik, NexTech’s CFO purchased 5,000 shares in the open market on February 11, 2020 commenting “Coming into the office everyday and seeing the team and the developments, leaves no doubt in my mind. I believe in this company and the bright future we have”. Additionally, wife of NexTech AR Solutions CEO has also purchased 35,000 shares in the open market on February 12, 2020.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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